CAPITAL CITY ENERGY GROUP, INC.

1335 Dublin Road, Suite 122-B

Columbus, OH 43215

TO:

Karl Hiller

Branch Chief, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

FROM:

Timothy S. Shear, President

Capital City Energy Group, Inc.

DATE:

July 29, 2016

RE:

Capital City Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed July 8, 2015

Response dated May 16, 2016

File No. 333-140806

We hereby advise the Commission that despite our best efforts we will be unable to fully respond to the comments by July 31, 2016 as previously anticipated, due primarily to the unavailability of our petroleum engineer, upon whom we rely for our reserve report and related data.  We estimate that we will submit a full and complete response to the Commission’s comments on or before August 5, 2016.

Sincerely,

Capital City Energy Group, Inc.

/s/ Timothy S. Shear

Timothy S. Shear

President